January 24, 2007

VIA FACSIMILE AND
OVERNIGHT MAIL

United States Securities
and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549
Attention:	Jennifer R. Hardy Legal Branch Chief

Re:	ValueRich, Inc. Registration Statement on Form SB-2 Filed January 17, 2007 File No. 333-135511

Dear Ms. Hardy:

Thank you for your January 19, 2007 letter regarding ValueRich, Inc. (the “Company”). Enclosed is Amendment No. 8 to Form SB-2, which has been marked to show changes from our prior submission. The changes in the revised registration statement reflect the staff’s comments to the previously submitted material. Also, in order to assist you in your review of the Registrant’s Form SB-2, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Executive Compensation, page 28

1. Please update your summary compensation to include compensation for 2006. please see phone interp. No. 8B. under J. Item 402 of Regulation S-k. if you granted options to officers or directors in 2006, please include the disclosure required by Items 402(c) and (d) of Regulation S-B.

Response: Complied with. We have revised the summary compensation table to include compensation for 2006 and we note that we have not granted any options to our officers or directors in 2006.

United States Securities and
  Exchange Commission
January 24, 2007

Underwriting, page 32

2. If Lane Capital Markets has been in business for less than three years, please provide the information required by Item 508(b) of Regulation S-B.

Response: Please note that Lane Capital Markets has been in business since 2002.

Please feel free to contact me at (561) 237-0804. Thank you.

Sincerely, /s/ Hank Gracin Hank Gracin

HG:ckg
Enclosures

cc: ValueRich, Inc.